DAVIS POLK & WARDWELL
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
212-450-4000
FAX: 212-450-3800
WRITER’S DIRECT DIAL
212-450-4224
August 12, 2008

Re:	Verisk Analytics, Inc. (the “Company”)
Registration Statement on Form S-1
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Sir/Madam:
     On behalf of the Company, and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a) of Regulation S-T, we are submitting for filing a Registration Statement on Form S-1 in electronic format relating to shares of the Company’s Class A common stock, par value $0.001 per share.
     In accordance with Rule 111 under the Securities Act, Rule 13(c) of Regulation S-T and Rule 3a under the Informal and Other Procedures of the Commission, the filing fee of $29,475 has been paid by wire transfer to the account of the Commission at Mellon Bank.
     This letter confirms that an oral request for acceleration of the effective date of the Registration Statement will be made in accordance with Rule 461 under the Securities Act. The Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as representatives of the underwriters, are aware of their obligations under the Securities Act.
     As discussed in the Company’s voice mail to the Staff, in August 2006, the Company acquired Xactware, Inc. Pursuant to Regulation S-X, Xactware, Inc.’s audited financial statements at and for the years ended December 31, 2004 and 2005 are included in this filing. The Company will submit any required interim financial statements of Xactware, Inc. when it files the Amendment No. 1 to the Registration Statement.
     If you have any questions or comments relating to this submission, please call Ethan T. James at (212) 450-4244 or the undersigned at (212) 450-4224.

Very truly yours,

/s/ Richard J. Sandler

Richard J. Sandler

cc:	Ethan T. James
Kenneth E. Thompson